Exhibit 99.2

Second Quarter 2023 Results August 2023

Disclaimer This presentation is provided solely by TDCX Inc. (the “Company”) acting in its own capacity and on behalf of its subsidiaries. Forward-looking statements. This presentation may contain forward-looking statements, outcomes, forecasts, estimates, projections and opinions (“forward-looking statements”). No representation or promise is made or will be made that any forward-looking statement will be achieved or will eventuate in the future. Actual events, results, returns and operations could vary materially from those reflected or contemplated in such forward-looking statements. Similarly, no representation or promise is given by the Company that the assumptions, variables and other inputs used in or underlying this presentation are reasonable, reliable or accurate. Circumstances may change and the contents of this presentation may become outdated as a result. Forward-looking statements are by their nature subject to significant uncertainties and contingencies and reliance should not be placed upon them. Past performance of the Company and any of its subsidiaries cannot be relied upon as a guide to future performance. Non-IFRS financial measures. This presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) including EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Adjusted EPS, Revenue at Constant Currency and Revenue Growth at Constant Currency. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results or position. Therefore, these measures should not be considered in isolation or as an alternative to gross profit, profit for the period, cash flow or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies which may be defined and calculated differently. See the Reconciliation section in the Appendix for a reconciliation of these non-IFRS measures to the most directly comparable IFRS measure. We have not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. The revenue growth outlook indicated for 2023 is calculated and presented at constant currency, as it would require unreasonable efforts to predict factors out of our control or not readily predictable, such as currency exchange movements over the course of an entire year. No representation. In preparing this presentation, the Company has relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources or which has otherwise been reviewed. Any information regarding price or value in this presentation should not be interpreted as an actual or guaranteed realizable price or value. The Company does not warrant or guarantee the performance of the Company, its assets, business, any financial product or any return associated with any investment. The Company does not make any representation or warranty, express or implied, with respect to the accuracy or completeness of this presentation, or the reasonableness of any assumption contained in this presentation and is not under any obligation to provide you with access to any additional material and reserves the right to amend or replace the same at any time upon its sole discretion. The materials in this presentation is not complete, and not intended to be relied upon, or provide the sole or principal basis of any decision or other action in relation to any transaction. No advice and not an offer. Nothing in this presentation should be construed as or constitutes legal, tax, regulatory, accounting, investment or other (including financial product) advice or as a securities or other recommendation. Furthermore, this presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities of TDCX Inc. and any of its subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. Industry information. Certain industry, market and competitive position data in this presentation is based on third-party data provided by Frost & Sullivan. Such data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Industry publications, reports, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources and estimates are subject to the same qualifications and uncertainties. Convenience translation. The Company’s financial information is stated in Singapore dollars, the legal currency of Singapore. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this presentation were made at a rate of S$1.35570 to US$1.00, being the approximate rate in effect as of June 30, 2023. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rate stated herein, or at all. 2

01. HIGHLIGHTS & OVERVIEW

All amounts in USD Highlights – Q2 2023 unless stated otherwise Revenue $126m +5.5% YoY (+11.3% YoY in constant currency1,2) Profit for the period $22m +9.4% YoY Adjusted EBITDA margin2 25.9% Resilient revenue growth despite challenging markets, demonstrating strong execution Continued strong client growth3 Improved client diversification New geographies contributing 60 +52% 91 Jun 30, Jun 30, 2022 2023 Clients Revenue outside +67% Top 5 YoY4 Revenue Revenue from 9x New Geos5 Q2 234 vs Q2 22 Note – Financial figures are unaudited. 1. Revenue at Constant Currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to the Group’s presentation currency, using the average currency conversion rates in effect during the comparable prior period, rather than at the actual currency conversion rates in effect during the current reporting period. 2. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Revenue Growth at Constant Currency are supplemental, non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures, see the Appendix. 3. Refers to launched campaigns that are revenue generating 4. Includes additional clients attributable to our Hong Kong subsidiary. 5. Refers to sites in Colombia, India, Romania, South Korea, Hong Kong, Türkiye, Vietnam, Brazil and Indonesia. 4

All amounts in USD Cash flow and balance sheet overview unless stated otherwise Cash generated from operations $49 million Strong cash flow generation and low leverage provides flexibility for strategic growth options and to enhance H1 2023 shareholder returns Cash and cash equivalents Strategic M&A $301 million Investing in new organic initiatives for growth As at Jun 30, 2023 Bank loans Share buyback program Nil 5

Rising client count, improving diversification “Client count” refers to launched campaigns that are revenue generating. Includes additional clients attributable to our Hong Kong subsidiary.    3. There are 7 clients which have been signed, but not yet revenue generating as of 30 June 2023. Growing client count1,2 +52% Improved revenue diversification Top 2 Client revenue mix As of Jun 30 50% Q2 23 57% Q2 22 50% 57% Top 5 Client revenue mix 73% Q2 23 83% Q2 22 Established global e-commerce platform Rapidly growing fast-fashion e-commerce platform Leading global travel platform based out of Asia New launched clients in Q2 include: Another 7 clients signed but not yet launched3 Yet to launch:60 91 2022 2023 6

Strong Asian foothold, expanding our global presence

4 New Geographies in 2021

3 New Geographies in 2022

2 New Geographies in YTD 2023



SPAIN
ROMANIA
TÜRKIYE
CHINA
S. KOREA
JAPAN
INDIA
HONG KONG
VIETNAM
THAILAND
PHILIPPINES
MALAYSIA
INDONESIA
SINGAPORE
COLOMBIA
BRAZIL

18,700+

Employees globally as at Jun 30, 2023

H1 2023 Revenue Mix



Southeast Asia[2] 61%
North Asia[3] 10%
Others 4%
Global English[4] 25%

Note – Financial figures are unaudited. Total might not add up due to rounding.

1. In addition to the above geographies, companies were set up in Australia and Taiwan in 2022 to deliver business services for a client.
2. Refers to sites in Singapore, Malaysia, Thailand, Vietnam and Indonesia, which mainly serve Southeast Asian languages.
3. Refers to sites in Japan, China, Korea, Hong Kong and Taiwan, which mainly serve North Asian languages.
4. Refers to sites in Philippines, which mainly serve the Global English market.

7

8 Q2 2023 PERFORMANCE 02. eographies in 2021

Q2 financial performance



Revenue (US$m¹)
+11.3% in constant currency² terms
+5.5%
119.7
126.2
Q2 22
Q2 23



EBITDA² (US$m¹)
EBITDA Margin²
28.8%
26.7%
-2.2%
34.4
33.7
Q2 22
Q2 23



Profit for the Period (US$m¹)
+9.4%
19.8
21.6
EPS: 15¢
Q2 22
Q2 23



Adjusted EBITDA² (US$m¹)
Adj EBITDA Margin²
29.4%
25.9%
-7.1%
35.1
32.7
Q2 22
Q2 23



Adjusted Net Income² (US$m¹)
0.0%
21.0
21.0
Adj EPS²: 14¢
Q2 22
Q2 23

Note – Financial figures are unaudited.

1. FX rate of US$1 = S$1.3557 assumed in converting Q2 22 and Q2 23 financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of June 30, 2023.

2. EBITDA, EBITDA Margins, Adjusted EBITDA, Adjusted EBITDA Margins, Adjusted Net Income, Adjusted Net Income Margins, Adjusted EPS, Revenue and Revenue Growth at Constant Currency are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of these non IFRS financial measures to the most directly comparable IFRS measures, see the Appendix.

9

Q2 revenue by service offering

Revenue Change by Service (US$m[1])



+5.5%
120
126
Content, Trust & Safety[2]
20
16
-19%
Sales & Digital Marketing
29
33
+15%
Omnichannel CX
70
76
+8%
Q2 22
Q2 23

Revenue Mix by Service



Omnichannel CX 60%
Sales & Digital Marketing 26%
Content, Trust & Safety[2] 13%
Others[3] 1%
Q2 23

Note – Financial figures are unaudited. Total might not add up due to rounding.

1. FX rate of US$1 = S$1.3557 assumed in converting Q2 22 and Q2 23 financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of June 30, 2023.
2. From Q2 2022, Content Monitoring and Moderation service has been renamed as Content, Trust and Safety. Revenue for trust and safety related services that were previously classified under Omnichannel CX solutions and Other service fees respectively, which can currently be reasonably identified and quantified, will now be reported as Content, Trust and Safety services. Accordingly, we reclassified our segment revenues for all periods presented herein on a comparable basis.
3. Others include revenues classified in the Consolidated Financial Statements as other business process services and other services.

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Q2 23 Adjusted EBITDA Margin[1] movement



29.4%
0.0%
0.8%
2.7%
25.9%
General overheads
Agents, local support and shared service costs
Group corporate costs
Q2 22
Rental & maintenance, Telecoms & tech, Travelling & transport, Recruitment
Other operating expense and income
Employee benefits expense (ex Share-based payment expense)
Q2 23

Note – Financial figures are unaudited. Totals might not add up due to rounding.

1. Adjusted EBITDA, Adjusted EBITDA Margins, Adjusted Net Income, Adjusted Net Income Margins and Adjusted EPS are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of these non IFRS financial measures to the most directly comparable IFRS measures, see the Appendix.

11

12 H1 2023 PERFORMANCE 03.

H1 financial performance Note –Financial figures are unaudited. 1. FX rate of US$1 = S$1.3557 assumed in converting H1 22 and H1 23 financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of June 30, 2023. 2. EBITDA, EBITDA Margins, Adjusted EBITDA, Adjusted EBITDA Margins, Adjusted Net Income, Adjusted Net Income Margins, Adjusted EPS, Revenue and Revenue Growth at Constant Currency are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial resultsreported under IFRS. For a reconciliation of these non IFRS financial measures to the most directly comparable IFRS measures, see the Appendix. +15.4% Profit for the Period (US$m1) Revenue (US$m1) EPS: 29¢ +6.8% Adjusted EBITDA2(US$m1) Adj EBITDA Margin2 25.0% -11.6% EBITDA2(US$m1) +2.0% 27.5% 26.2% EBITDA Margin2 -9.9% Adjusted Net Income2(US$m1) Adj EPS2: 27¢ +11.8% in constant currency2terms70.2 62.0 H1 22 H1 23 232.1 247.9 H1 22 H1 23 36.1 41.7 H1 22 H1 23 63.8 65.0 H1 22 H1 23 43.1 38.9 H1 22 H1 23 13

H1 revenue by service offering

Revenue Change by Service (US$m[1])



+6.8%
232
248
39
32
-18%
Content, Trust & Safety²
55
66
+19%
Sales & Digital Marketing
Omnichannel CX
136
148
+8%
H1 22
H1 23

Revenue Mix by Service



Omnichannel CX 60%
Sales & Digital Marketing 27%
Content, Trust & Safety² 13%
Others³ 1%
H1 23

Note – Financial figures are unaudited. Total might not add up due to rounding.

1. FX rate of US$1 = S$1.3557 assumed in converting H1 22 and H1 23 financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of June 30, 2023.
2. From Q2 2022, Content Monitoring and Moderation service has been renamed as Content, Trust and Safety. Revenue for trust and safety related services that were previously classified under Omnichannel CX solutions and Other service fees respectively, which can currently be reasonably identified and quantified, will now be reported as Content, Trust and Safety services. Accordingly, we reclassified our segment revenues for all periods presented herein on a comparable basis.
3. Others include revenues classified in the Consolidated Financial Statements as other business process services and other services.

14

15 OUTLOOK 04.

FY2023 Outlook Previous Revised Range: 3% – 8%1,2 Range: 2% – 4%1,2 Adjusted EBITDA Margin3 Approximately 25% – 29% Approximately 25% – 27% 1. On a constant currency basis. Revenue at constant currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to the Group’s presentation currency, using the average currency conversion rates in effect during the comparable prior period, rather than at the actual currency conversion rates in effect during that period. 2. Revenue at constant currency and revenue growth at constant currency are supplemental, non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. We have not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. The revenue growth outlook indicated for 2023 is calculated and presented at constant currency, as it would require unreasonable efforts to predict factors out of our control or not readily predictable, such as currency exchange movements over the course of an entire year. 3. “Adjusted EBITDA” represents profit for the year/period before interest expense, interest income, income tax expense, depreciation and amortization expense, acquisition-related professional fees, net foreign exchange gains or losses and equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. Adjusted EBITD margin is a supplemental, non-IFRS financial measure and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non-IFRS financial measure to the most directly comparable IFRS measure, see the Appendix.

7 APPENDIX

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of Adjusted EBITDA (Unaudited)	For the three months ended June 30			For the six months ended June 30		
	2023		2022	2023		2022[4]
	US$'000	S$'000	S$'000	US$'000	S$'000	S$'000
Profit for the Period	**21,634**	**29,328**	26,800	**41,703**	**56,535**	49,005
Adjustments:						
Depreciation and Amortization Expense	8,067	10,937	9,296	16,369	22,191	18,852
Income Tax Expense	5,882	7,974	10,544	9,840	13,340	18,298
Interest Expense	372	504	471	724	982	958
Interest Income	(2,273)	(3,081)	(422)	(3,605)	(4,887)	(689)
EBITDA	**33,682**	**45,662**	**46,689**	**65,031**	**88,161**	**86,424**
Equity-settled share-based payment (net reversal) / expense[1]	644	873	3,582	(3,143)	(4,261)	11,515
Net foreign exchange loss / (gain)[2]	(1,902)	(2,578)	(2,635)	(808)	(1,096)	(2,800)
Acquisition-related professional fees[3]	227	308	-	952	1,291	-
Adjusted EBITDA	**32,651**	**44,265**	**47,636**	**62,032**	**84,095**	**95,139**

To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.3557 assumed in converting financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of June 30, 2023. Totals might not add up due to rounding.

1. Refer to equity-settled share-based payment expense (or net reversal) arising from TDCX Performance Share Plan.
2. Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated.
3. Refer to fees incurred on third-party service providers in connection with a discontinued acquisition.
4. The reported amounts for Adjusted EBITDA for the three and six months ended June 30, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EBITDA for the three and six months ended June 30, 2022.

18

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of Adjusted Net Income (Unaudited)	For the three months ended June 30			For the six months ended June 30		
	2023		2022[4]	2023		2022[4]
	US$'000	S$'000	S$'000	US$'000	S$'000	S$'000
Profit for the period	**21,634**	**29,328**	26,800	**41,703**	**56,535**	49,005
Adjustments:						
Equity-settled share-based payment (net reversal) / expense[1]	644	873	3,582	(3,143)	(4,261)	11,515
Net foreign exchange loss / (gain)[2]	(1,495)	(2,027)	(1,891)	(654)	(887)	(2,039)
Acquisition-related professional fees[3]	227	308	-	952	1,291	-
Adjusted Net Income	**21,010**	**28,482**	28,491	**38,858**	**52,678**	58,481

To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.3557 assumed in converting financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of June 30, 2023. Totals might not add up due to rounding.

1. Refer to equity-settled share-based payment expense (or net reversal) arising from TDCX Performance Share Plan.
2. Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated, net of tax effects.
3. Refer to fees incurred on third-party service providers in connection with a discontinued acquisition.
4. The reported amounts for Adjusted Net Income for the three and six months ended June 30, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted Net Income for the three and six months ended June 30, 2022.

19

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of Adjusted EPS (Unaudited)	For the three months ended June 30			For the six months ended June 30		
	2023		2022[4]	2023		2022[4]
	Per Share US$	Per Share S$	Per Share S$	Per Share US$	Per Share S$	Per Share S$
EPS	**0.15**	**0.20**	**0.19**	**0.29**	**0.39**	**0.34**
Adjustments:						
Equity-settled share-based payment (net reversal) / expense[1]	-	0.01	0.02	(0.03)	(0.03)	0.08
Net foreign exchange loss / (gain)[2]	(0.01)	(0.01)	(0.01)	-	-	(0.01)
Acquisition-related professional fees[3]	-	-	-	0.01	0.01	-
Adjusted EPS	**0.14**	**0.20**	**0.20**	**0.27**	**0.37**	**0.41**

To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.3557 assumed in converting financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of June 30, 2023. Totals might not add up due to rounding.

1. Refer to equity-settled share-based payment expense (or net reversal) arising from TDCX Performance Share Plan.
2. Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated, net of tax effects.
3. Refer to fees incurred on third-party service providers in connection with a discontinued acquisition.
4. The reported amounts for Adjusted EPS for the three and six months ended June 30, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EPS for the three and six months ended June 30, 2022.

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Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures For the three months ended June 30 Reconciliation of Revenue Revenue growth Revenue growth Foreign Growth at Constant S$’000 at constant as reported exchange impact Currency (Unaudited) currency 2023 2022 Revenue 180,534 162,256 5.5% 5.8% 11.3% For the six months ended June 30 Reconciliation of Revenue Revenue growth Revenue growth Foreign Growth at Constant S$’000 at constant as reported exchange impact Currency (Unaudited) currency 2023 2022 Revenue 351,839 314,679 6.8% 5.0% 11.8% 1. The exchange rates used for the translation of the local functional currencies of MYR, PHP, THB, JPY and RMB depreciated between 3% to 9% against the Group’s presentation currency of SGD, for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. To the extent so indicated, financial figures are unaudited. Total might not add up due to rounding. Revenue at constant currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to the Group’s presentation currency, using the average currency conversion rates in effect during the comparable prior period, rather than at the actual currency conversion rates in effect during the current reporting period. Revenue at constant currency and revenue growth at constant currency are supplemental, non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. We have not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. The revenue growth outlook indicated for 2023 is calculated and presented at constant currency, as it would require unreasonable efforts to predict factors out of our control or not readily predictable, such as currency exchange movements over the course of an entire year. 21

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